UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

SILLENGER EXPLORATION CORP.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

82710Q 101
(CUSIP Number)

John Gillespie 44 Charles Street West, Suite 719, Toronto, Ontario, M4Y 1R7, Canada 416-735-3594
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                      82710Q 101

1.	Names of reporting persons John Gillespie
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of funds (see instructions) PF (Personal Funds)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 21,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 51.46%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Sillenger Exploration Corp., a Nevada corporation (“Sillenger”).  The principal executive office of Sillenger is located at 7839 – 17th Avenue, Burnaby, British Columbia, V3N 1M1, Canada.

Item 2.                      Identity and Background

(a)	John Gillespie
(b)	44 Charles Street West, Suite 719, Toronto, Ontario, M4Y 1R7, Canada
(c)	Chief Executive Officer and President of Sillenger
(d)	During the last five years, Mr. Gillespie has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Gillespie was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gillespie is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

John Gillespie has a direct beneficial interest in 21 million restricted shares of common stock of Sillenger.

On May 26, 2010, Mr. Gillespie agreed to purchase 21 million restricted shares of common stock from Carolyne Sing.  Mr. Gillespie acquired the beneficial ownership of the 21 million restricted shares of common stock of Sillenger for aggregate consideration of US$40,000 pursuant to the terms and conditions of a share purchase agreement with Ms. Sing.  See Exhibit 10.2 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

John Gillespie acquired the 21 million restricted shares of common stock in Sillenger as a personal investment pursuant to a share purchase agreement reached with Carolyne Sing to purchase the 3 million restricted shares in a private transaction.

Depending on market conditions and other factors, Mr. Gillespie may acquire additional securities of Sillenger as Mr. Gillespie deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Sillenger or otherwise.  Mr. Gillespie also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Gillespie does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Sillenger, or the disposition of securities of Sillenger;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sillenger or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Sillenger or any of its subsidiaries;

(4)
any change in the present board of directors or management of Sillenger, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Gillespie’s recent appointment as an officer and impending appointment as a director of Sillenger and the resignation of Carolyne Sing as an officer and impending resignation as a director;

(5)	any material change in the present capitalization or dividend policy of Sillenger;

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(6)	any other material change in Sillenger’s business or corporate structure;

(7)	changes in Sillenger’s Articles of Incorporation or other actions that may impede an acquisition of control of Sillenger by any person;

(8)
a class of securities of Sillenger to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Sillenger becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	John Gillespie is the beneficial owner of 21,000,000 shares of common stock of Sillenger. The shares represent an aggregate 51.46% of the issued and outstanding shares of common stock of Sillenger.

(b)	John Gillespie holds the sole power to vote and to dispose of the 21,000,000 shares of common stock of Sillenger.

(c)	John Gillespie has not effected any transaction in the common stock of Sillenger during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among John Gillespie and any other person with respect to any securities of Sillenger, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.2
Share Purchase Agreement dated May 26, 2010 between John Gillespie and Carolyne Sing, filed as an Exhibit to Sillenger’s Form 8-K (Current Report) filed on June 2, 2010 and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2010                                                                                     By:   /s/ John Gillespie
John Gillespie

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